1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 19, 2005

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F       V             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

www.umc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 5/19/2005	By	/s/ Stan Hung
Stan Hung
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	UNITED MICROELECTRONICS CORPORATION UNAUDITED BALANCE SHEETS AS OF MARCH 31, 2005 AND 2004, AND THE UNAUDITED RELATED STATEMENTS OF INCOME AND CASH FLOWS FOR THE THREE-MONTH PERIODS THEN ENDED WITH REVIEW REPORT OF INDEPENDENT AUDITORS.

Exhibit 99.1

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

English Translation of a Report Originally Issued in Chinese

To the Board of Directors and Shareholders of

United Microelectronics Corporation

We have reviewed the accompanying balance sheets of United Microelectronics Corporation as of March 31, 2005 and 2004, and the related statements of income and cash flows for the three-month periods then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a review report on these financial statements based on our reviews. As described in Note 4(7) to the financial statements, certain long-term investments were accounted for under the equity method based on the financial statements of the investees for the three-month periods ended March 31, 2005 and 2004, which were reviewed by other independent accountants. Our reviews insofar as it relates to the investment income amounting to NT$113 million and NT$121 million for the three-month periods ended March 31, 2005 and 2004, respectively, and the related long-term investment balances of NT$4,329 million and NT$3,983 million as of March 31, 2005 and 2004, respectively, is based solely on the review reports of the other independent accountants.

We conducted our reviews in accordance with the Statements of Auditing Standards No. 36, “Review of Financial Statements”, of the Republic of China. A review is limited primarily to applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, we are not aware of any material modifications or adjustments that should be made to the financial statements referred to above in order for them to be in conformity with accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the financial statements, effective from January 1, 2005, United Microelectronics Corporation adopted the R.O.C. Statement of Financial Accounting Standards No. 35, “Accounting for Asset Impairment” to account for the impairment of its assets.

April 15, 2005

Taipei, Taiwan

Republic of China

Notice to Readers

The accompanying unaudited financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED BALANCE SHEETS

March 31, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars)

	As of March 31,			As of March 31,
	2005	2004		2005	2004
Assets			Liabilities and Stockholders’ Equity
Current assets			Current liabilities
Cash and cash equivalents	$88,699,190	$87,030,499	Short term loans	$3,857,640	$—
Marketable securities, net	3,058,579	2,965,510	Accounts payable	2,548,590	3,714,939
Notes receivable	434	5,794	Accounts payable - related parties	1,261,647	937,176
Notes receivable - related parties	62,909	224,690	Income tax payable	60,389	60,389
Accounts receivable, net	2,179,960	3,749,813	Accrued expenses	5,472,303	5,453,576
Accounts receivable - related parties, net	7,068,225	11,585,115	Other payables	3,013,416	4,921,350
Other receivables	477,942	465,811	Current portion of long-term interest-bearing liabilities	2,820,003	9,685,892
Other receivables - related parties	5,174,071	25,430	Other current liabilities	848,048	1,425,513

Other financial assets, current	177,666	1,287,837	Total current liabilities	19,882,036	26,198,835

Inventories, net	6,911,727	8,405,611
Prepaid expenses	857,237	909,988	Long-term interest-bearing liabilities
Deferred income tax assets, current	2,478,897	3,323,150	Bonds payable	33,595,282	44,448,758

Total current assets	117,146,837	119,979,248	Long-term loans	—	129,958

			Total long-term interest-bearing liabilities	33,595,282	44,578,716

Funds and long-term investments
Long-term investments accounted for under the equity method	58,878,543	62,898,958	Other liabilities
Long-term investments accounted for under the cost method	7,486,812	10,992,888	Accrued pension liabilities	2,826,881	2,360,689

Total funds and long-term investments	66,365,355	73,891,846	Deposits-in	21,582	7,670

			Deferred credits - intercompany profits	156,057	4,296,610

Other financial assets, non-current	1,163,072	1,026,960	Total other liabilities	3,004,520	6,664,969

Property, plant and equipment			Total liabilities	56,481,838	77,442,520

Land	1,132,576	1,367,344
Buildings	13,138,338	12,095,043	Capital
Machinery and equipment	309,472,488	252,032,837	Common stock	178,285,454	161,407,435
Transportation equipment	82,267	81,125	Capital reserve
Furniture and fixtures	1,993,757	1,925,896	Premiums	47,395,875	41,729,589
Leased assets	—	47,783	Change in equities of long-term investments	20,874,775	21,090,567

Total cost	325,819,426	267,550,028	Excess from merger	17,008,955	17,152,454
Less : Accumulated depreciation	(212,642,025)	(162,486,692)	Retained earnings
Add : Construction in progress and prepayments	15,706,283	9,494,746	Legal reserve	12,812,501	11,410,475

Property, plant and equipment, net	128,883,684	114,558,082	Special reserve	90,871	1,346,994

			Unappropriated earnings	31,017,010	20,931,258
Intangible assets			Adjusting items in stockholders’ equity
Patents	—	3,975	Unrealized loss on long-term investments	(9,748,953)	(8,928,173)
Goodwill	1,194,009	—	Cumulative translation adjustment	(1,862,726)	158,896

Total intangible assets	1,194,009	3,975	Treasury stock	(28,984,375)	(27,410,626)

			Total stockholders’ equity	266,889,387	238,888,869

Other assets
Deferred charges	1,693,898	1,469,301
Deferred income tax assets, non-current	4,857,007	3,887,754
Other assets - others	2,067,363	1,514,223

Total other assets	8,618,268	6,871,278

Total assets	$323,371,225	$316,331,389	Total liabilities and stockholders’ equity	$323,371,225	$316,331,389

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED STATEMENTS OF INCOME

For the three-month periods ended March 31, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share )

	For the three-month period ended March 31,
	2005	2004
Operating revenues
Sales revenues	$20,168,548	$24,692,341
Less : Sales returns and discounts	(238,381)	(166,401)

Net sales	19,930,167	24,525,940
Other operating revenues	355,552	799,587

Net operating revenues	20,285,719	25,325,527

Operating costs
Cost of goods sold	(17,275,887)	(17,137,895)
Other operating costs	(40,852)	(537,935)

Operating costs	(17,316,739)	(17,675,830)

Gross profit	2,968,980	7,649,697
Unrealized intercompany profit	(66,196)	(144,140)
Realized intercompany profit	154,417	106,702

Net	3,057,201	7,612,259

Operating expenses
Sales and marketing expenses	(521,401)	(477,603)
General and administrative expenses	(446,735)	(534,588)
Research and development expenses	(1,786,949)	(1,313,234)

Subtotal	(2,755,085)	(2,325,425)

Operating income	302,116	5,286,834

Non-operating income
Interest revenue	215,243	309,323
Gain on disposal of property, plant and equipment	30,581	15,630
Gain on disposal of investments	2,924,332	2,507,308
Gain on recovery of decline in market value and obsolescence of inventories	45,260	—
Other income	205,234	39,881

Subtotal	3,420,650	2,872,142

Non-operating expenses
Interest expense	(215,313)	(386,112)
Investment loss accounted for under the equity method, net	(1,705,272)	(582,269)
Loss on disposal of property, plant and equipment	(61,845)	(47,609)
Exchange loss, net	(171,646)	(41,750)
Loss on decline in market value and obsolescence of inventories	—	(97,724)
Financial expenses	(45,836)	(62,967)
Other losses	(4,077)	(14,385)

Subtotal	(2,203,989)	(1,232,816)

Income before income tax	1,518,777	6,926,160
Income tax expense	(97)	(31,724)

Net income	$1,518,680	$6,894,436

Earnings per share-basic (NTD)
Income before income tax	$0.09	$0.41

Net income	$0.09	$0.41

Earnings per share-diluted (NTD)
Income before income tax	$0.09	$0.40

Net income	$0.09	$0.40

Pro forma information on earnings as if subsidiaries’ investment in the Company is not treated as treasury stock
Net income	$1,518,680	$6,894,436

Earnings per share-basic (NTD)	$0.09	$0.40

Earnings per share-diluted (NTD)	$0.09	$0.39

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED STATEMENTS OF CASH FLOWS

For the three-month periods ended March 31, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars)

	For the three-month period ended March 31,
	2005	2004
Cash flows from operating activities:
Net income	$1,518,680	$6,894,436
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	10,290,626	9,261,998
Amortization	414,499	273,371
Bad debt expenses (reversal on allowance for doubtful accounts)	(90,228)	59,402
Loss on decline in market value and obsolescence of inventories (gain on recovery of decline in market value and obsolescence of inventories)	(45,260)	97,724
Investment loss accounted for under the equity method	1,705,272	582,269
Gain on disposal of investments	(2,924,332)	(2,507,308)
Loss on disposal of property, plant and equipment	31,264	31,979
Exchange gain on long-term liabilities	(11,747)	(502,578)
Amortization of bond premiums	—	(9,151)
Loss on reacquisition of bonds	—	59
Changes in assets and liabilities:
Notes receivable	(22,538)	(119,975)
Accounts receivable	1,492,300	(1,478,109)
Other receivables	(2,800)	43,554
Inventories	1,676,994	(1,135,576)
Prepaid expenses	(613,007)	(233,843)
Other financial assets	117,139	(124,798)
Accounts payable	(632,990)	536,438
Income tax payable	—	10,696
Accrued expenses	(2,523,984)	921,014
Other current liabilities	(156,765)	82,516
Compensation interest payable	—	(126,111)
Capacity deposits	(154,283)	(34,203)
Accrued pension liabilities	136,370	108,198

Net cash provided by operating activities	10,205,210	12,632,002

Cash flows from investing activities:
Increase in marketable securities, net	—	(1,424,623)
Decrease in other financial assets, net	299,612	1,125,844
Acquisition of long-term investments	(1,971,746)	(3,985,597)
Proceeds from disposal of long-term investments	3,312,944	347,610
Acquisition of property, plant and equipment	(3,564,479)	(5,890,524)
Proceeds from disposal of property, plant and equipment	52,544	58,167
Increase in deferred charges	(374,310)	(112,420)
Decrease (increase) in other assets, net	(63,327)	10,942
Increase in due from related parties	(5,137,760)	—

Net cash used in investing activities	(7,446,522)	(9,870,601)

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED STATEMENTS OF CASH FLOWS

For the three-month periods ended March 31, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars)

(continued)

	For the three-month period ended March 31,
	2005	2004

Cash flows from financing activities:
Increase in short-term loans, net	$1,953,240	$—
Repayment of long-term loans	—	(607,950)
Redemption of bonds	—	(7,946,942)
Reacquisition of bonds	—	(41,392)
Decrease in deposits-in, net	(310)	(175)
Exercise of employees’ stock options	640,243	—

Net cash provided by (used in) financing activities	2,593,173	(8,596,459)

Net (decrease) increase in cash and cash equivalents	5,351,861	(5,835,058)
Cash and cash equivalents at beginning of period	83,347,329	92,865,557

Cash and cash equivalents at end of period	$88,699,190	$87,030,499

Supplemental disclosures of cash flow information:
Cash paid for interest	$3,936	$176,613

Cash paid for income tax	$16,245	$18,587

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$1,873,596	$6,753,934
Add: Payable at beginning of period	4,704,299	4,057,940
Less: Payable at end of period	(3,013,416)	(4,921,350)

Cash paid for acquiring property, plant and equipment	$3,564,479	$5,890,524

Investing and financing activities not affecting cash flows:
Principal amount of exchangeable bonds exchanged by bondholders	$—	$3,486,803
Book value of reference shares delivered for exchange	—	(1,355,001)
Elimination of related balance sheet accounts	—	71,808

Recognition of gain on disposal of investments	$—	$2,203,610